UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
CUSIP NUMBER 86606R107

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: March 31, 2007

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Summit Global Logistics, Inc.
Full Name of Registrant

Former Name if Applicable

547 Boulevard
Address of Principal Executive Office (Street and Number)

Kenilworth, New Jersey 07033
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Summit Global Logistics, Inc. (the “Company”) is in the process of preparing and reviewing the report on Form 10-Q for the quarter ended March 31, 2007, and the Form 10-Q could not be completed on or before the May 15, 2007 prescribed due date without unreasonable effort or expense. Management has no reason to believe that the report will not be completed within the extension period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Shahbazian	(908)	497-0280
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes   ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Schedule A attached hereto.

     Summit Global Logistics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2007	By	/s/ Paul Shahbazian
Name: Paul Shahbazian
Title: Chief Financial Officer

SCHEDULE A

In November 2006, the Company acquired Maritime Logistics US Holdings Inc. (“Maritime Logistics”) by merging the Company’s wholly owned subsidiary into Maritime Logistics (we refer to this acquisition as the merger). As a result of the merger, Maritime Logistics became a wholly-owned subsidiary of the Company, and the Company subsequently changed its name to Summit Global Logistics, Inc. Prior to the merger, the Company did not have any meaningful business operations. Maritime Logistics was established on February 6, 2006 as an ocean transportation intermediary logistics company. During 2006, on or about the effective time of the merger, Maritime Logistics completed several acquisitions. The merger was accounted for as a reverse acquisition whereby Maritime Logistics was deemed to be the “accounting acquirer.”

The Company’s consolidated revenues for the quarter ended March 31, 2007 were $46.1 million. The Company had no revenues for the quarter ended March 31, 2006. However, the unaudited pro forma combined revenues of the Company for the quarter ended March 31, 2006, were $44.3 million. This unaudited pro forma revenue for the quarter ended March 31, 2006 combines the Company’s predecessors as if the merger and acquisitions had occurred as of January 1, 2006. Revenues increased by $1.8 million or 4.1% from $44.3 million in 2006 to $46.1 million in 2007. Revenue growth was driven primarily by (i) a $5.0 million increase due to an increase in containerized cargo freight management movements in 2006 and (ii) general market growth. Such revenue growth was offset by the termination of certain customer contracts as a result of the Company’s restructuring of certain of its warehousing contracts to a dedicated space revenue model.